June 28, 2006
J TAYLOR’S RECOMMENDATION OF EMGOLD MINING

Dear Shareholder & Investor:

I am pleased to inform you that Emgold Mining Corporation has received a recommendation from Jay Taylor, publisher of J. Taylor's Gold & Technology Stocks, a highly respected and widely read precious metals weekly.

Below please find Jay Taylor’s article on Emgold Mining.

Gold & High Quality Ceramics Tile (CeramextTM) Remain on Track

I checked in with Emgold on Thursday for an update on progress being made by the company, not only on what I believe is a multimillion-ounce gold deposit  (the Idaho-Maryland Gold Mine), but also on its CeramextTM tile manufacturing process that is expected to begin producing revenue from the company’s Grass Valley testing and demonstration plant during the second half of this year.

For the benefit of new subscribers, I should mention that Emgold began advancing the old prolific Idaho-Maryland Gold Mine toward production in the late 1990s. As it studied the prospects of putting this grand old project with seemingly millions of ounces left to be mined back into production, management realized it would not have sufficient room to dispose of more than about 10 years of tailings from the mine. Because the mine may well have a mine life of 20 years or longer, and because this underground mine is located in the middle of the lovely, small California town of Grass Valley, management sought a solution to this problem. What it came up with was the CeramextTM process.

It is your editor’s belief that this company’s shares should start to draw some real attention when, if projected, management is able to commence commercial production of its high quality tile product during the second half of this year. My conversation with the company on March 23 confirmed that the ceramics business is on track for a second-half 2006 commercial startup. I also learned that improvements beyond what have yet been made public are taking place that should further enhance the marketability of these high quality tile products. Production of upward to 150,000 square feet is anticipated in the second half of 2006. This should bring something like $180,000 in revenues to the company and, with a 40% anticipated profit margin, would generate $72,000 for the year in revenues from the production of tile. As the company is still in the research and development stage, revenues from tile production will be employed to offset research and development expense so the company as a whole will not initially be cash flow positive.

While these kinds of numbers are hardly the kind of numbers that will cause tremors on Wall Street, it should be good enough to prove the concept that Emgold has found a solution not only to its tailing disposal problem, but one that can turn what would otherwise have been a cost into a revenue stream. And although management has not talked about it, in my mind I see the potential for the patented technology owned by Emgold as being of use to other mining projects as well. As such, I think Emgold could gain an interest in future projects by simply licensing out its technology.

But that is really getting ahead of the story. More immediately as it concerns Emgold’s shareholders, the economics of this tile business plan may in fact be even better than the Idaho-Maryland gold mining project, based on numbers made public by the company. For example, from each ton of rock, something on the order of 380 square feet of tile can be manufactured. Management thinks it can sell this high quality product for between $1.25 and $1.50 per square foot. But even if we dampen this enthusiastic projection a bit, and assume 380 square feet of production per ton and the sale of the tile product at $1.00 per square foot, a tonne of gold-bearing rock coming out of the Idaho-Maryland Mine could be worth around $380 per ton before mining and processing costs are subtracted. Assuming no economies of scale but strictly the same 40% margin on the tile production at higher levels, the net value per ton of rock for tile production would be in the $152.

By contrast, if in the future Emgold pulls gold out of the Idaho-Maryland Mine from a historical average grade of 0.43 ounce gold/ton, given the current price of gold of around $550, each ton coming out of the mine would contain a gross value for gold of $236/ton. While the cost of production is still unknown, given the high grade and relatively low energy requirements of this mining project, I would be surprised if cash costs would amount to more than $250/ounce once the company is mining and producing gold on site as opposed to having its ore toll milled in Nevada. (Production by hauling the ore into Nevada is a possibility at the time of start-up, prior to Emgold building its own mill for a possible 2012). But if factored out at a cost of $250 per ounce, the net value of the gold contained in the rock that was mined from the Idaho-Maryland would be $129 per ton, compared to a net value of $152 from tile production. Of course, the economic beauty of this project is that what would normally be waste at a mine is turned into a very significant source of profit.

Ceramic Production in 2009 & Mining for 2012 Should Drive Share Price Much Higher

We are long-term players in many of the projects we recommend. We initially picked up Emgold when, once again, my good Vancouver mine-financing friend brought it to my attention in October 2002 at $0.15. At this juncture, those of you who bought this stock at or around the price we recommended it have no excuse not to have recouped at least your initial investment, thus ensuring your safe return of capital. Now as they say in Las Vegas, you can play with the “house” money, though I have a great deal of disdain for the notion that hanging on to a company that is systemically building wealth as Emgold is anything like continuing to hang around a gambling casino until all your money is gone. In fact, while we have already enjoyed a good return thus far with Emgold, we think the biggest bang for our buck is still to come and will likely unfold between the time the company’s CeramextTM project is proven and plans are finalized to bring to fruition the combined economics of both the ceramics and gold-mining businesses. That should all come into focus between 2009 and 2010, with the ceramics business beginning to produce significant positive cash flows in 2009. I expect we should see some upward price movement for the shares, based on market acceptance of the ceramics business, long before both the ceramics and gold production businesses hit their strides in 2009 and 2012.

Of course, it was the gold project that first got us excited about Emgold. And though the tile business seems at this point to offer great upside potential, I remain concerned about the Kondratieff winter and what that may do, not only to the tile business but also to commodities in general. Gold is different. It is money, and when instability arrives on the scene, whether from inflation or deflation or political turmoil, it is the “go to” money. Thus in a way, you have a built-in inflation/deflation hedge with Emgold, assuming its tile and gold businesses work out. If tile prices collapse, the company would figure to get less for that business, but in the process, it would still get some value for what would otherwise have been a cost. But while the price of tile might decline drastically in real terms, I would expect the price of gold to rise rather dramatically, as it did in effect during the 1930s as evidenced by Homestake Mining’s traumatic rise in value. In fact, because costs drop relative to the price of gold, deflation—not inflation—is the best economic and monetary environment for gold.

Initially, perhaps at the start of production in 2009, Emgold may have its ore toll milled as it builds a mill to process gold contained in the rock pulled from the mine. In fact, that appears to be a possibility given the high-grade rock to be pulled from the mine and the relatively close proximity to milling facilities across the border in Nevada. But the plan is to ramp up toward full production by around 2012, with annual gold production to be around 100,000 ounces per year from a 1,200-ton-per-day operation. Next to the mine and mill will be a Golden Bear Ceramics plant that will also be a 1,200-ton-per-day plant, which should then pump out more than 456,000 square feet of tile per day. At $1 per square foot, the tile production alone would generate $456,000 of daily revenues, or $142 million per year, assuming a six-day workweek.

The profit potential of a combined tile and gold operation could be quite impressive. Assuming a

40% margin for the tile business gets you a pre-tax operating profit of $57 million. And if we assume a 100,000-ounce-per-year gold mining operation at a cost of $250 per ounce and $550 gold, the project could generate another $55 million in revenues and gold operating profits of $30 million, giving the combined tile and gold production facility an annual pre-tax cash flow of $87 million.

Resources

NEW BRUNSWICK SHAFT
& DEWATERING FACILITIES
ROUND HOLE
SHAFT
DOMESTIC WELLS
IDAHO #1
SHAFT
EUREKA
SHAFT
Wolf Creek
GROUND WATER LEVEL
100 ft
260 ft
CURRENT MINE WATER LEVEL
PORTAL
PROPOSED DECLINE
BRUNSWICK
Idaho #1
Stope
WATERMAN
EUREKA
Id 1000L = Br 1300L
PROPOSED DECLINE
Br 1300L
Id 2000L = Br 2300L
IDAHO
PROPOSED DECLINE
DORSEY
PROJECTED FINAL WATER LEVEL
3280 ft
I-M
IDAHO-MARYLAND MINE
GRASS VALLEY, CALIFORNIA
RESOURCE BLOCK, WATER LEVELS
& PROPOSED DECLINE DIAGRAM

Because of Canadian regulatory restrictions, all the company is allowed to imply they have in the way of gold resources at present is 472,000 measured and indicated ounces plus another 952,000 inferred ounces. I know the Canadian thought-police don’t like us to add the two numbers together, and they have a good reason for that. To compare measured and indicated ounces together is somewhat like adding apples and oranges. They are not the same thing—except in mining, an apple is not always an apple and an orange is not always an orange.

As further work is carried out, sometimes “apples frequently become oranges,” so to speak. As more exploration and development take place, we would expect that will be the case with the Idaho-Maryland mine as it is with most underground mines, where it is extremely costly to prove up a substantial amount of ore, especially according to NI 43-101 standards prior to production. Moreover, knowing what is known about the Idaho-Maryland Mine, spending huge amounts of money to prove up what is already known—that high-grade gold exists to considerable depths-would not be good use of shareholders money. What management does know is that the gold-bearing structure here goes down to some 5,200 ft., well below the old workings down to 3,280 ft.

Having said that, management has been carrying out some surface exploration work to pinpoint some extraordinary high grades. In a press release on February 13, 2006, management reported some extraordinary numbers they ran into when they studied historic records. Sampling on the Idaho 750-foot level had a weighted average gold grade of 4.5 ounces per ton over a sampled distance of 25 ft. That is well above the average grade of the mine of 0.43-ounce gold/ton. Management noted that these samples’ results were from areas where stoping did not occur, and therefore they remain available as exploration targets. Presumably, if those kinds of high grades could be mined early when the project is put back into production, it may well help provide a very quick return of capital.

Plans are to access the old underground workings by an 18'x18' decline, the schematic of which is pictured above as it winds its way through some of the old prior producing sections of the mine. The decline will not only provide a means for future mining, but will also enable deeper gold-bearing structures to be explored at a much lower cost than from surface.

Tile Resources Worth $475 Billion?

Regarding tile resources, independent work carried out on behalf of the company measured 48.8 million tons in the measured resource category, another 122.7 million tons in the indicated category, and still another 358.1 million tons in the inferred mineral resource category. Assuming

$400 per ton, that calculates out to an in-situ value of $475 billion.

Pinch me! Could this be true? It hardly seems like it, because this is virtually an unknown company. It is always possible your editor has in fact lost his marbles or is facing some neurological problem I am not aware of. But when I put pencil to paper with information made public by the company, these are the numbers I come up with.

We did not have the time today to talk about the qualities of tile manufactured through the CeramextTM process and why management believes a very strong market exists for this premium product. Nor did we get into the reasons into the technology and why this process enjoys a considerable energy savings over competing processes. And one more thing I only briefly speculated on and that the potential for CeramextTM to be licensed by Emgold for use at other mining projects in exchange for royalties or a profit participations in other projects.

Those potential positives that could add some icing to the cake down the road.  For the near term, I am firmly convinced this management team, who I know fairly well, is conservative and truthful. If you check this company out yourself and agree with my appraisal, you will want to own at least a few shares of Emgold. Having sold enough to take your initial capital out if you bought at or around our initial $0.15 makes sense, because every business—even the most conservative of blue chip equities—carries considerable risk. But an allocation of up to 5%, considering the kind of upside potential I think Emgold has, would seem to be highly prudent, given unlimited upside potential and a maximum downside of 100% in the worst imaginable circumstance.

For further information please contact: Michael O’Connor, Manager, Investor Relations Tel: (604) 687-4622 Fax: (604) 687-4212 Email: info@emgold.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com.